Energys Group Limited

Issuer Free Writing Prospectus dated March 21, 2024

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Registration No. 333-275956

IPO Presentation on Energys Group


energys™

Important Notices and Disclaimers; Forward Looking Statements

This presentation relates to the proposed public offering of ordinary shares ("Ordinary Shares") of Energys Group Limited, a Cayman Islands company, ("we," "us," "our" or the "Company") and should be read together with the Registration Statement we filed with the Securities and Exchange Commission (the "SEC") for the initial public offering to which this presentation relates.

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and any other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Joseph Stone Capital, LLC via email at corporatefinance@josephstonecapital.com, or contact Energys Group Limited via email at info@energysgroup.com.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of the Company's securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering may only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration becomes effective. Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of our prospectus or of this presentation. Any representation to the contrary is a criminal offense.

Forward-Looking Statements

This presentation contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

- the deterioration of market conditions, including our dependence on customers' capital budgets for sales of our energy-saving products and services, and adverse impacts on costs and the demand for our energy-saving products as a result of factors beyond our control;
- our ability to manage general economic, business and geopolitical conditions;
- our ability to successfully launch, manage and maintain our refocused business strategy to successfully bring to market new and innovative energy-saving products and service offerings;
- price fluctuations (including as a result of tariffs), shortages or interruptions of component supplies and raw materials used to manufacture our products;
- the availability of additional debt financing and/or equity capital to pursue our evolving strategy and sustain our growth initiatives;

- our risk of potential loss related to single or focused exposure within our current customer base and product offerings;
- our ability to manage our inventory and avoid inventory obsolescence in a rapidly evolving LED market;
- our reliance on third parties for the manufacture of product components, as well as the provision of certain services;
- our increasing emphasis on selling more of our products through third-party distributors and sales agents, including our ability to attract and retain effective third-party distributors and sales agents to execute our sales model;
- the reduction or elimination of investments in, or incentives to adopt, LED lighting or the elimination of, or changes in, policies, incentives or rebates in certain jurisdictions that encourage the use of LEDs over some traditional lighting technologies;
- our failure to comply with the covenants in any of our or our Operating Subsidiaries' credit or loan agreements;
- the cost to comply with, and the effects of, any current and future industry and government regulations, laws and policies; and
- potential warranty claims in excess of our reserve estimates, including legal, regulatory and other proceedings arising out of our operations.

We base our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements.

The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read our prospectus and the documents that we have filed as exhibits to the Registration Statement completely and with the understanding that our actual future results may be materially different from what we expect.

Offering Summary

Issuer :	Energys Group Limited
Proposed Exchange / Ticker :	Nasdaq Capital Market / ENGS
Offering Type :	Underwritten Initial Public Offering
Securities Offered :	2,000,000 Ordinary Shares (before exercising over-allotment)
Gross Proceeds to the Company :	$10 million (at an assumed offering price of $5.00 and before exercising over-allotment)
Over-Allotment :	15%
Estimated Offering Price Range :	$4.00 - $6.00 per Ordinary Share
Use of Proceeds :	Expansion of UK market penetration, stabilize inventory procurement to improve margins, market expansion into the US and Europe, potential mergers & acquisitions, investment in R&D, repay loans, general working capital & other corporate purposes
Underwriter :	Joseph Stone Capital, LLC

Investment Highlights

- Since 1998
- Owner-led management team
- Strong Track record & Reputation
- Front-line Green project executor
- Organic growth
- Large & Growing National customer base
- Green-tech Innovation
- Merger & Acquisition opportunities

Why Now: Catalysts for Change & Action

Energy efficiency is now seen as a national emergency and, energy security, energy resilience and assurance of security of supply are primary concerns for countries around the world & commercial energy users alike. As global politics continues to impact security of fossil fuel supplies, utility bills are continuing to rise.

Against this backdrop, the threat of 'blackouts' is now a very real possibility – and business leaders are extremely concerned about the potential impact on business operations and the bottom line.

This landscape is set within the context of nation-led policies that support our global role of supporting the aims of the Paris Climate Agreement. Looking to the future, every business will have to review its source of energy, the efficiency of its heating and lighting systems and its general energy usage if it is to remain viable.

These market conditions – which are driven by the 'energy trilemma' of energy security, the transition away from fossil fuels and the movement towards energy equity – mean that energy demand reduction is a priority for businesses (and public sector entities) of every kind.

> "Climate change is the single biggest health threat facing humanity, and health professionals worldwide are already responding to the health harms caused by this unfolding crisis."
>
> – World Health Organization



https://www.who.int/news-room/fact-sheets/detail/climate-change-and-health





Energys Group is a provider of energy efficiency and decarbonization solutions for the built environment in the UK.

Our Vision is to deliver innovative solutions that reduce carbon emissions, lower costs AND support the Net Zero agenda – alongside improving the wellbeing of building users within the built environment.

Our business offers technologies, solutions and guidance that promote short and long-term energy security and support nation-led decarbonization goals to reach Net Zero by 2050.

This is vital for society and humanity, both now and for future generations.









Founded in 1998 as an energy conservation consultancy, Energys Group has since transitioned into a vertically integrated energy solutions business delivering turnkey products to both the private and public sectors including schools, universities, hospitals and offices.

In doing so, we have supported many progressive, carbon-conscious organizations as they move away from inefficient, energy-intensive building services technologies to modern, greener alternatives. This includes LED lighting, low carbon heating, 24/7 energy monitoring & reporting systems, air purification and renewable energy technologies such as solar photovoltaic (solar PV).

Solution

Energys Group offers solutions to many of the biggest challenges currently facing businesses and the public sector.

Given this new focus, the market conditions for Energys Group's future growth have never been more aligned.

What we offer

Energys Group occupies a relatively unique space in the market. We offer a full portfolio of turn-key solutions ranging from product design, manufacture, supply and installation, to assistance in obtaining project financing - what might be called 'energy as a service'.

How we support customers on their Net Zero journey

- Energy Audit and Survey
- Product supply & installation
- Project management
- Consultancy & advice
- Payback & ROI calculations
- Measurement & verification
- Funding – introductions to finance partners or Government grants





Market Size

The market size of energy saving solutions in the UK increased from £2,388m in 2016 to £3,547m in 2021 at a CAGR of 7.9%.

It is predicted to rise at a CAGR of 6.2% from 2022 to 2026.

We believe that the impact of recent global socio-political events means demand is likely to be accelerated. This is likely to result in higher year-on-year growth.



Market Size of Energy Saving Solutions: United Kingdom, USA and Europe
United Kingdom
USA
Europe
Market Size $ million
25,000
20,000
15,000
10,000
5,000
0
19,619
17,596
20,115
21,004
21,726
22,475
15,617
15,979
17,097
18,328
19,611
21,082
2,578
2,618
2,706
2,931
3,176
3,326
2021
2022
2023
2024
2025
2026
Year

Source: Frost & Sullivan (2022-2026 are estimated figures)

Whom We Have Helped

Products & Innovation

Energys Group is an 'innovation first' business. Our portfolio of low carbon tech offers exceptional products and new innovations. Each is designed to deliver immediate benefits – both to operational costs and the environment.

> Retrofitting the built infrastructure with auditable smart devices and systems

Lighting
LED upgrade & AI Control

Power Optimizer
Improve Power Quality

24/7 Energy Meter
Behavioral Change

Indoor Air Quality
Lean Air Exchange

ValveWrap
Thermal Loss Reduction

Solar PV
Lower cost electricity
vs the Grid

Low Carbon Heating
Far Infrared
Lower CO2 emissions



Future-Scanning

As the smart building and IoT (Internet of Things) markets continue to evolve, we are increasingly shifting our focus to software and firmware development to add value to existing and new products that meet our vision criteria.

Of prime importance to our R&D programs is to enhance our solutions to further reduce energy cost and yield our customers rapid ROI. Through the implementation of wireless network lighting, we will create a "smart ceiling" that forms the basic communication infrastructure to facilitate other IoT devices.

We believe the upcoming trend in the building services industry will be smart buildings and that it will be led by lighting.

- LED Lighting products
- LED Lighting solutions with Smart Controls
- AI-enabled lighting
- Wireless Network Lighting with IoT

Technologies for the Future

We are actively developing a wide range of technologies that are relevant to our core products and we keep step with developments in the market relating to IoT and AI. Examples of this include:

- 24/7 real-time utility monitoring system
- Wireless lighting dashboard
- Monitoring and controlling HVAC equipment to improve energy efficiency, indoor air quality and wellness
- Delivering real-time alerts and statistics to improve infrastructure management
- Delivering equipment abnormality alerts and reports for pre-emptive maintenance
- Real-time asset management system
- Real-time indoor navigation system
- Real-time broadcasting system to mobile devices
- Consolidating data to deliver business value



Team



Kevin Cox

Kevin has played a key role in Energys Group for the last 14 years as Technical Director, International Business Director and for the past 7 years as Managing Director. Kevin's commitment to sustainability and energy reduction is his key driver, with a clear recognition that an organization's sustainability focus will be stronger if the proposition makes hard commercial sense – and it is this clear focus that has been key to the successful growth of Energys Group. Previously, Kevin held senior positions in IT for a number of blue-chip organizations including VP for CSC Computer Sciences (CSC), Operations Director for Consulting and Systems Integration at CSC and Head of Service Integration for Nokia.



Michael Lau

CTO and Executive Director. Michael is one of the co-founders of Energys Group. His entire career has been dedicated to the Group and the energy saving and sustainability industry. Since 1999, Michael has played a key role in technology, solution and product development and managing procurement for Energys Group.



Steven Adams

Steven is one of the co-founders of Energys Group. He is primarily responsible for all of Energys Group's operations, including all project delivery and management of third party installation partners. Prior to his involvement with Energys Group, Steven was employed at GE Lighting from 1996 to 1999 where his duties included lighting specification, design and sales. He also has extensive experience in project management and delivery of large multi-site roll outs.



Nick Joslin

Nick joined Energys Group in November, 2022 to provide strategic input and marketing direction. He has approximately 40 years of experience in business development, mergers and acquisitions, brand building, retail and marketing. He has won numerous awards, including Outstanding Business Management, Entrepreneur of the Year, Retailer of the Year and awards in marketing campaigns and innovation. Mr. Joslin has been successful with the development of strategies that deliver rapid and sustainable business growth, including business turn-around and start-ups.



Peter Walder

Chairman & Non-Executive Director. Peter is a Member of the Chartered Institute of Arbitrators with a specialty in mediations and facilitations. With over 50 years of experience, he has been a senior executive in the construction industry worldwide. He has worked as an owners' representative and a managing professional consultant for many top leading construction companies.



Den Jones

Den is a FTSE100 CFO with extensive Executive and Non-Executive Board Director experience. He has a broad spectrum of financial expertise at operational, commercial and technical levels covering multi-national Mergers & Acquisitions, Risk & Governance, Treasury, Tax, Change of Management, Investor Relations and Stakeholder Management. He has held C-level positions operating in key international markets across the globe and has provided strategic direction and policy guidance at companies including Spirit Energy Ltd, Drax Group PLC, Johnson Mathey PLC and BG Group PLC. He has led market presentations to City investors (debt and equity), investor roadshows, share buy-back and guidance to analysts.



Paul Snelgrove

Non-Executive Director. Paul has over 25 years' experience in financial analysis, corporate advising and investment management. He has worked with several global banks and fund management companies advising on investment strategy and valuations as well as advising publicly listed companies on initial public offerings and subsequent secondary offerings and business strategy.

Growth Strategy & Business Model

We are already a well-known full service, turnkey provider of LED lighting and control systems with design, build, installation and project management services. We have an excellent foundation on which to build and our plan is to evolve our business strategy to further leverage this unique capability to incorporate complementary technologies.

Simultaneously, we are targeting technological advances to our product portfolio so as to enhance the value we can provide to our customers.

Our growth strategy is summarized across four pillars: Product Innovation. New Technologies. Distribution. Expansion.

- Expand our range of low carbon offerings using our existing sales and delivery capabilities
- Explore new ways to incorporate additional technology into our products – with a focus on AI enabled lighting and other intelligent building technologies
- Increased focus on innovation across a broader spectrum of products
- Build our relationships and product and sales support for distribution channels
- Develop strategic alliances to expand internationally, with specific focus on the United States and Europe





Competition

To compete in a rapidly expanding market, Energys Group has developed a number of sustainable strategies to distinguish it from its competition.

Over many years we have built strong relationships across key sectors – primarily through retro-fitting of LED lighting – and have developed a strong reputation as experts in the field. We have leveraged these relationships to gain new customers and to build on existing accounts by offering them a broader range of technology solutions.

We took a leadership position by offering vertically integrated products and services, initially in LED lighting and subsequently across a broader spectrum of solutions and technology. Our vertical integration gives us more control over each project and also allows us to be highly competitive in price through the elimination of outside subcontractors.

Our products fit well with what our customers are seeking, and the combination of performance, transparency and rapid ROI has earned Energys a position of trust. We are confident in our ability to continue to compete successfully in a broader field of opportunity as our product offerings and solution delivery teams expand.

Financial Highlights

Financial Performance Over The Past 2 Years

	Year ended June 30, 2022	Year ended June 30, 2023
	USD	USD
Revenue	**6,031,645**	**7,632,470**
Cost of revenue	(4,718,911)	(6,253,582)
Gross profit	**1,312,734**	**1,378,888**
%	22%	18%
Selling and marketing expenses	(221,863)	(205,639)
General and administrative expenses	(2,216,474)	(2,825,166)
Research and development cost	(213,761)	(326,604)
Income (Loss) from operation	**(1,339,364)**	**(1,978,521)**
Interest expense	(381,589)	(485,494)
Other net income (or loss)	(244,397)	(214,462)
Income (Loss) before income tax expense	**(1,965,350)**	**(2,678,477)**
Income tax (expense) credit	108,164	(224,851)
Net income (loss)	**(1,857,186)**	**(2,903,328)**

General and administrative expenses includes: Employee compensation and benefits, Depreciation, General and administrative expenses and Provision for expected credit loss.
Other net income (or loss) includes: Other income (net), Gain on termination of life insurance policies, Fair value loss on promissory notes and Exchange loss (net).

Financial Highlights in Past 2 Fiscal Years



FY2022
FY2023
USD ('000)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,000)
(2,000)
(3,000)
$6.0m
$1.3m
($1.9m)
$7.6m
$1.4m
($2.9m)
Revenue
Gross Profit
Net Profit

Fiscal years ended 30th June 2022 and 2023

Revenue Breakdown



FY2022
10%
13%
32%
45%
FY2023
9%
5%
44%
42%
Top Project
Top 2-10 Projects
Other Projects
Other Revenue

UK Head Office
Energys Group, Franklyn House, Daux Road
Billingshurst, West Sussex RH14 9SJ

Hong Kong Office
Energys Group Ltd, 4A Meyer Industrial Building
2 Chong Yip Street, Kwun Tong, Kowloon, Hong Kong

Tel +44 (0)1403 786212
Fax +44 (0)1403 787439
Email info@energysgroup.com

energysgroup.com